

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

Via E-mail
Jonathan Azoulay
Chief Executive Officer
Ixir Productions, Inc.
4 Rue Santeuil
Nantes 44000, France

    Re: Ixir Productions, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed October 30, 2013
             File No. 333-191172

Dear Mr. Azoulay:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to clearly represent whether the name of your sole officer and director is "Jonathan" or "John" Azoulay. We note that both names are used throughout the disclosure.

Prospectus Summary, page 3

2. Please clarify that you currently have one artist, your sole officer and director, Mr. Azoulay. Disclose that all of your songs available for sale are Mr. Azoulay's songs that he self-produced and that you have generated insignificant revenues from the sales of these songs.

Risk Factors, page 4

We are at a very early operational stage and our success is subject to the…, page 5

3. We note your response to comment 5 from our letter dated October 9, 2013. Please revise to discuss the risks associated with your specific intended business, industry and market. We note your addition to state your specific business.

We may not be able to execute our business plan or stay in business…, page 6

4. We note your response to comment 7 and reissue in part. Please revise this risk factor to explain what it will entail to execute your business plan in relation to the required funding of at least $31,000 over the next twelve months.

Description of Business and Property, page 14

5. We note your response to comment 11 and your revised disclosure on page 15 that identifies "Current Services – Music Recording and Production" and "Future Service." Please revise your disclosure to remove the reference to any current services since your music recording and production activities have not yet been implemented and you do not yet have active operations.

Principal Services, page 15

6. We note your response to comment 16 and your revised disclosure on page 17 and 18. Please expand your disclosure to discuss whether Mr. Azoulay produced and released these songs before or after the company was incorporated and the extent to which the company was involved in the release and distribution. Also revise your disclosure to reconcile whether Mr. Azoulay has 12 or 17 songs available to generate online revenues for the company.

The Market Opportunity, page 16

7. Please disclose your response to comment 15 to clarify that the main market for the company's products and services is in the United States.

Management's Discussion and Analysis of Financial Condition and Results…, page 19

Results of Operations, page 21

8. We note your response to comment 21. Please discuss what services your sole executive officer and director provided.

9. Please reconcile your disclosure on page 21 that your sales were from fixed fee payments from artists with your disclosure on page 18 that your revenue was generated from two customers who booked a live event with your music artist.

Plan of Distribution, page 27

10. We note your response to comment 26 and reissue. Please file the Subscription Agreement as an exhibit to your registration statement.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
Harold Gewerter, Esq.